EXHIBIT 99.1

Shopify Announces Third-Quarter 2023 Financial Results

Revenue Up 25% and Gross Profit Up 36% Year-Over-Year;
Free Cash Flow Positive for Fourth Consecutive Quarter, Reaching 16% of Revenue

Internet, Everywhere - November 2, 2023 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, today announced financial results for the quarter ended September 30, 2023.

“Our third-quarter results demonstrate the progress we are making to further solidify Shopify’s position as the global leader in commerce,” said Harley Finkelstein, President of Shopify. “Our ability to help our merchants succeed in any economic environment by delivering innovative product solutions, has not only built strong trust with our merchants but has positioned Shopify for sustained growth and profitability for the future. As we look forward to the busiest shopping season of the year, we're confident that our unified commerce platform empowers our merchants with the tools they need to seize every opportunity and achieve greater success.”

“We're extremely pleased with our financial performance this quarter, which is a testament to the resilience and adaptability of our platform and our merchants,” said Jeff Hoffmeister, Chief Financial Officer of Shopify. “Our results showcased the durability of our business model as we delivered a compelling combination of both top line growth and profitability, with revenue growing 25% year over year and free cash flow margin reaching 16%. We will continue to operate with discipline, thoughtfully investing in the huge opportunities ahead across regions, products, and channels to help merchants capture every opportunity every step of the way.”

Recent Business Highlights
•Launched the Retail Plan, a new pricing plan for brick-and-mortar businesses selling primarily in-person that includes all Shopify POS Pro features as well as tools to build a simple online presence.
•Expanded availability of Shopify’s all-in-one mobile point-of-sale system, POS Go, to the U.K. and Ireland.
•Released in the U.S. and Canada, new enterprise-grade payments hardware, POS Terminal, which combines POS Go and the all-new POS Go Dock to give merchants the option to turn their mobile point-of-sale system into a WiFi and ethernet-connected reliable countertop payment device.

•Expanded our end-to-end cross-border commerce solution with native merchant of record offering, Shopify Markets Pro, to general availability in the U.S. in the third quarter.
•Optimized Shopify Checkout for conversion and speed by redesigning the checkout to a streamlined one-page checkout experience.
•Finalized commercial agreement with Flexport, to extend the partnership between Shopify and Flexport.
•Announced an app integration that allows U.S. merchants using Amazon’s fulfillment network the option to add the Buy with Prime app from our app ecosystem into Shopify Checkout with transactions processed through Shopify Payments.
•Partnered with Faire to continue to build out our business-to-business commerce offerings for our merchants, as well as create additional on-ramps onto Shopify as Faire’s preferred point-of-sale provider for their independent retail community.
•Announced a global partnership with WPP to jointly develop products and pair WPP’s commerce expert network with our platform to help brands scale faster and reach more customers.
•Recognized as a leader in the 2023 Gartner® Magic Quadrant™ for Digital Commerce and placed highest in the ability to execute, further exemplifying Shopify’s culture of innovation and unique vision for commerce.

Third-Quarter Financial Highlights
•Gross Merchandise Volume1 ("GMV") increased 22% to $56.2 billion, an increase of $10.0 billion over the third quarter of 2022.
•Total revenue increased 25% to $1.7 billion compared to the prior year, which translates into year-over-year growth of 30%, after adjusting for the approximately 500 basis points impact from the sales of our logistics businesses.
•Merchant Solutions revenue increased 24% to $1.2 billion compared to the prior year, driven primarily by the growth of GMV and Shopify Payments.
•Gross Payments Volume2 ("GPV") grew to $32.8 billion, representing 58% of GMV processed in the quarter, versus $25.0 billion, or 54%, for the third quarter of 2022.
•Subscription Solutions revenue increased 29% to $486 million compared to the prior year, driven primarily by more merchants joining the platform and the pricing changes that went into effect for existing merchants on our Standard subscription plans.
•Monthly Recurring Revenue3 ("MRR") as of September 30, 2023 increased 32% to $141 million compared to the prior year, driven by continued growth across all of our subscription plans. Shopify Plus contributed $44 million, or 31%, of MRR compared with 33% of MRR as of September 30, 2022.
•Gross profit grew 36% to $901 million, compared to the prior year. Gross margin for the quarter was 52.6% compared to 48.5% in the third quarter of 2022, driven primarily from lapping the dilutive impact of the logistics business in the prior year.
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
3. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

•Operating income was $122 million, or 7% of revenue, compared to an operating loss of $346 million, or 25% of revenue, for the comparable period a year ago, driven primarily by higher gross profit and lower operating expenses in the quarter.
•Free Cash Flow was $276 million, or free cash flow margin4 of 16%, compared with negative free cash flow of $148 million, or negative free cash flow margin of 11%, in the third quarter of 2022.
•Cash and marketable securities were $4.9 billion as of September 30, 2023, and we had a net cash position of $4.0 billion after consideration of our outstanding convertible notes.

2023 Outlook
The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below for more information.

Note that year-over-year comparability in our financial outlook will be impacted by the sales of our logistics businesses, which we expect will create a revenue growth headwind of approximately 400 to 500 basis points and a gross margin tailwind of approximately 300 to 400 basis points when compared to the fourth quarter of 2022.

For the remainder of 2023, we expect:
•Full year revenue to grow at a mid-twenties percentage rate on a year-over-year basis, driven by fourth quarter revenue growth in the high-teens year over year, which translates into a year-over-year growth rate in the low-to-mid-twenties when excluding the 400 to 500 basis points impact from the sales of our logistics businesses. As a reminder, for purposes of year-over-year comparability, the fourth quarter of 2022 was our strongest quarter of growth in the prior year;
•Fourth quarter gross margin percentage to be 300 to 400 basis points higher than the fourth quarter of 2022 gross margin of 46.0%, primarily due to the absence of the logistics business. Q4 gross margin will be down from Q3 2023, as has historically been the case, as Payments revenue will be a larger percentage of overall revenue due to the seasonality of the holiday selling season;
•Fourth quarter operating expense dollars to be down by a low-single-digit percentage rate compared to Q3 2023 operating expense dollars;
•Fourth quarter stock-based compensation to be approximately $100 million;
•Capital expenditures5 of approximately $45 million for the full year, inclusive of $33 million in the first half of the year related to logistics, and
•Fourth quarter free cash flow as a percentage of revenue to be in the high-teens. Free cash flow margin and free cash flow dollars have both improved every quarter this year, and Q4 will continue to deliver on this

4. Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures. Please refer to “Non-GAAP and Other Financial Measures” below for more information.
5. Capital expenditures is equivalent to the amount included in Acquisition of property and equipment on our Consolidated Statement of Cash Flows for the reported period.

upwards trend – a clear manifestation of the steps that we have taken this year to drive towards greater profitability, as we build for the long term.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our third-quarter results today, November 2, 2023, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third Quarter 2023 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third Quarter 2023 Management's Discussion and Analysis will be available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", “intend”, "could", “believe” and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their consumers, as well as consumers with whom we have a direct relationship including users of our apps; a denial of service attack or security breach; our ability to innovate; our limited operating history in new and developing markets and geographic regions; international sales and operations and the use of our platform in various countries; our current reliance on two suppliers to provide the technology we offer through Shopify Payments; the reliance of our business, including the services we provide to merchants, in part on the success of our strategic relationships with third parties; our potential inability to hire, retain and motivate qualified personnel; our use of third-party cloud providers to deliver our platform services; complex and changing laws and regulations worldwide; our dependence on the continued services of our senior management and other key employees; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our potential failure to effectively maintain, promote and enhance our brand; our ability to maintain profitability; serious errors or defects in our software or hardware; our potential inability to achieve or maintain data transmission capacity; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; the impact of acquisitions, divestitures, investments, or other significant transactions including fluctuations in our share of income and loss from equity investments accounted for under the equity method; risks associated with Shopify Capital, and offering financing to merchants; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier; the impact of worldwide economic conditions and geopolitical events, including the resulting effect on spending by small and medium-sized businesses or their customers; manufacturing and supply chain risks; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; the interoperability of our platform with mobile devices and operating systems; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions for our solutions, including localized pricing for different markets; our use of open source software; seasonal fluctuations; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our convertible notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our sensitivity to interest rate fluctuations; our concentration of credit risk, and the ability to mitigate that risk using third parties, periodic variability in how compensation expense is allocated between cash and stock-based compensation due to compensation allocations by our employees under our Flex Comp compensation system; industry or macroeconomic trends or developments, including inflation and trends in consumer spending; and other events and factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release, represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	Senior Lead, External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Revenues
Subscription solutions	486	377	1,312	1,088
Merchant solutions	1,228	989	3,604	2,777
	1,714	1,366	4,916	3,865
Cost of revenues
Subscription solutions	88	82	257	245
Merchant solutions	725	622	2,206	1,664
	813	704	2,463	1,909
Gross profit	901	662	2,453	1,956
Operating expenses
Sales and marketing	295	302	903	932
Research and development	313	412	1,419	1,063
General and administrative	137	255	391	494
Transaction and loan losses	34	39	107	101
Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Total operating expenses	779	1,008	4,160	2,590
Income (loss) from operations	122	(346)	(1,707)	(634)
Other income (expense), net	606	188	1,210	(2,375)
Income (loss) before income taxes	728	(158)	(497)	(3,009)
(Provision for) recovery of income taxes	(10)	(1)	(28)	172
Net income (loss)	718	(159)	(525)	(2,837)
Other comprehensive (loss) income	(10)	(29)	10	(32)
Comprehensive income (loss)	708	(188)	(515)	(2,869)

Net income (loss) per share attributable to shareholders:
Basic	0.56	(0.12)	(0.41)	(2.24)
Diluted	0.55	(0.12)	(0.41)	(2.24)

Weighted average shares used to compute net income (loss) per share attributable to shareholders:
Basic	1,283,329,213	1,269,425,226	1,280,229,357	1,263,885,372
Diluted	1,295,830,188	1,269,425,226	1,280,229,357	1,263,885,372

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US millions except share amounts, unaudited)

	As at
	September 30, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,287	1,649
Marketable securities	3,631	3,404
Trade and other receivables, net	248	273
Loans and merchant cash advances, net	833	580
Other current assets	162	144
	6,161	6,050
Long-term assets
Property and equipment, net	52	131
Right-of-use assets, net	72	355
Intangible assets, net	33	390
Deferred tax assets	39	41
Equity and other investments ($2,319 and $869, carried at fair value)	2,852	1,954
Equity method investment	828	—
Goodwill	427	1,836
	4,303	4,707
Total assets	10,464	10,757
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	533	542
Deferred revenue	304	296
Lease liabilities	15	18
	852	856
Long-term liabilities
Deferred revenue	216	268
Lease liabilities	192	465
Convertible senior notes	915	913
Deferred tax liabilities	5	16
	1,328	1,662
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,205,053,132 and 1,195,697,614, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,205,715 and 79,430,952 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,098	8,747
Additional paid-in capital	239	30
Accumulated other comprehensive loss	(6)	(16)
Accumulated deficit	(1,047)	(522)
Total shareholders’ equity	8,284	8,239
Total liabilities and shareholders’ equity	10,464	10,757

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US millions, unaudited)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	718	(159)	(525)	(2,837)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	13	29	60	63
Stock-based compensation	102	150	517	407
Impairment of right-of-use assets and leasehold improvements	38	—	38	—
Provision for transaction and loan losses	8	22	51	54
Deferred income tax expense (recovery)	(1)	(1)	2	(181)
Revenue related to non-cash consideration	(36)	(33)	(123)	(87)
Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Net (gain) loss on equity and other investments	(555)	(169)	(1,051)	2,443
Net loss on equity method investment	10	—	10	—
Unrealized foreign exchange loss	8	10	6	26
Changes in operating assets and liabilities(1)	(27)	17	171	(122)
Net cash provided by (used in) operating activities	278	(134)	496	(234)
Cash flows from investing activities
Acquisitions of property and equipment	(2)	(14)	(37)	(42)
Purchase of marketable securities	(1,781)	(1,535)	(4,158)	(3,568)
Maturity of marketable securities	1,336	1,584	3,978	5,274
Purchases and originations of loans(1)	(528)	(172)	(1,334)	(377)
Repayments of loans(1)	379	92	824	219
Purchase of equity and other investments	—	(60)	(104)	(630)
Acquisition of businesses, net of cash acquired	—	(1,724)	(31)	(1,754)
Other	(10)	—	(36)	—
Net cash used in investing activities	(606)	(1,829)	(898)	(878)
Cash flows from financing activities
Proceeds from the exercise of stock options	11	3	43	11
Net cash provided by financing activities	11	3	43	11
Effect of foreign exchange on cash and cash equivalents	(7)	(13)	(3)	(24)
Net decrease in cash and cash equivalents	(324)	(1,973)	(362)	(1,125)
Cash and cash equivalents – Beginning of Period	1,611	3,351	1,649	2,503
Cash and cash equivalents – End of Period	1,287	1,378	1,287	1,378
(1) Comparative figures have been reclassified in order to conform to the current period presentation.

Non-GAAP and Other Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

Adjusted gross profit, adjusted sales and marketing, adjusted research and development, adjusted general and administrative expenses, adjusted impairment on sales of Shopify's logistics businesses, adjusted operating income/loss, adjusted net income/loss and adjusted net income/loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, accelerated stock-based compensation, amortization of acquired intangibles, severance related costs, provisions associated with litigation-related accruals, real estate-related impairment charges, and impairment on sales of Shopify’s logistics businesses. Adjusted net income/loss and adjusted net income/loss per share also exclude unrealized and realized gains and losses on equity and other investments, net loss on equity method investment, and tax effects related to non-GAAP adjustments. Free cash flow is a non-GAAP financial measure calculated as cash flow from operations less capital expenditures. Free cash flow margin is a non-GAAP ratio calculated as free cash flow divided by revenue. Shopify considers free cash flow and free cash flow margin as indicators of the efficiency and liquidity of Shopify's business, showing cash available after capital expenditures, to make strategic investments and drive future growth.

Management uses non-GAAP and other financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP and other financial measures used herein be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
GAAP Gross profit	901	662	2,453	1,956
% of Revenue	53%	48%	50%	51%
add: stock-based compensation and related payroll taxes	—	2	3	6
add: amortization of acquired intangibles	4	17	31	30
Adjusted Gross profit	905	681	2,487	1,992
% of Revenue	53%	50%	51%	52%

GAAP Sales and marketing	295	302	903	932
% of Revenue	17%	22%	18%	24%
less: stock-based compensation and related payroll taxes	13	17	40	50
less: accelerated stock-based compensation	4	—	5	—
less: amortization of acquired intangibles	—	2	3	3
less: severance related costs	—	11	28	11
Adjusted Sales and marketing	278	272	827	868
% of Revenue	16%	20%	17%	22%

GAAP Research and development	313	412	1,419	1,063
% of Revenue	18%	30%	29%	28%
less: stock-based compensation and related payroll taxes	70	108	264	292
less: accelerated stock-based compensation	—	—	164	—
less: severance related costs	—	8	102	8
Adjusted Research and development	243	296	889	763
% of Revenue	14%	22%	18%	20%

GAAP General and administrative	137	255	391	494
% of Revenue	8%	19%	8%	13%
less: stock-based compensation and related payroll taxes	20	26	57	69
less: impairment of right-of-use assets and leasehold improvements	38	—	38	—
less: severance related costs	—	11	18	11
less: expense related to litigation matters	—	97	—	97
Adjusted General and administrative	79	121	278	317
% of Revenue	5%	9%	6%	8%

GAAP Transaction and loan losses	34	39	107	101
% of Revenue	2%	3%	2%	3%

GAAP Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
% of Revenue	—%	—%	27%	—%
less: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Adjusted Impairment on sales of Shopify's logistics businesses	—	—	—	—
% of Revenue	—%	—%	—%	—%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
GAAP Operating expenses	779	1,008	4,160	2,590
% of Revenue	45%	74%	85%	67%
less: stock-based compensation and related payroll taxes	103	151	361	411
less: accelerated stock-based compensation	4	—	169	—
less: amortization of acquired intangibles	—	2	3	3
less: impairment of right-of-use assets and leasehold improvements	38	—	38	—
less: severance related costs	—	30	148	30
less: expense related to litigation matters	—	97	—	97
less: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Adjusted Operating expenses	634	728	2,101	2,049
% of Revenue	37%	53%	43%	53%

GAAP Operating income (loss)	122	(346)	(1,707)	(634)
% of Revenue	7%	(25)%	(35)%	(16)%
add: stock-based compensation and related payroll taxes	103	153	364	417
add: accelerated stock-based compensation	4	—	169	—
add: amortization of acquired intangibles	4	19	34	33
add: impairment of right-of-use assets and leasehold improvements	38	—	38	—
add: severance related costs	—	30	148	30
add: expense related to litigation matters	—	97	—	97
add: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Adjusted Operating income (loss)	271	(47)	386	(57)
% of Revenue	16%	(3)%	8%	(1)%

GAAP Net income (loss)	718	(159)	(525)	(2,837)
% of Revenue	42%	(12)%	(11)%	(73)%
add: stock-based compensation and related payroll taxes	103	153	364	417
add: accelerated stock-based compensation	4	—	169	—
add: amortization of acquired intangibles	4	19	34	33
add: impairment of right-of-use assets and leasehold improvements	38	—	38	—
add: severance related costs	—	30	148	30
add: expense related to litigation matters	—	97	—	97
add: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
add: net (gain) loss on equity and other investments	(555)	(172)	(1,051)	2,400
add: net loss on equity method investment	10	—	10	—
add: income tax effects related to non-GAAP adjustments	(6)	—	(21)	(186)
Adjusted Net income (loss)	316	(32)	506	(46)
% of Revenue	18%	(2)%	10%	(1)%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Basic GAAP Net income (loss) per share attributable to shareholders	0.56	(0.12)	(0.41)	(2.24)
add: stock-based compensation and related payroll taxes	0.08	0.12	0.28	0.33
add: accelerated stock-based compensation	—	—	0.13	—
add: amortization of acquired intangibles	—	0.02	0.03	0.03
add: impairment of right-of-use assets and leasehold improvements	0.03	—	0.03	—
add: severance related costs	—	0.02	0.12	0.02
add: expense related to litigation matters	—	0.08	—	0.08
add: impairment on sales of Shopify's logistics businesses	—	—	1.05	—
add: net (gain) loss on equity and other investments	(0.43)	(0.14)	(0.82)	1.90
add: net loss on equity method investment	0.01	—	0.01	—
add: income tax effects related to non-GAAP adjustments	—	—	(0.02)	(0.15)
Basic Adjusted Net income (loss) per share attributable to shareholders	0.25	(0.02)	0.40	(0.03)
Weighted average shares used to compute GAAP and adjusted basic net income (loss) per share attributable to shareholders	1,283,329,213	1,269,425,226	1,280,229,357	1,263,885,372

Diluted GAAP Net income (loss) per share attributable to shareholders(1)	0.55	(0.12)	(0.40)	(2.24)
add: stock-based compensation and related payroll taxes	0.08	0.12	0.28	0.33
add: accelerated stock-based compensation	—	—	0.13	—
add: amortization of acquired intangibles	—	0.02	0.03	0.03
add: impairment of right-of-use assets and leasehold improvements	0.03	—	0.03	—
add: severance related costs	—	0.02	0.11	0.02
add: expense related to litigation matters	—	0.08	—	0.08
add: impairment on sales of Shopify's logistics businesses	—	—	1.03	—
add: net (gain) loss on equity and other investments	(0.43)	(0.14)	(0.81)	1.90
add: net loss on equity method investment	0.01	—	0.01	—
add: income tax effects related to non-GAAP adjustments	—	—	(0.02)	(0.15)
Diluted Adjusted Net income (loss) per share attributable to shareholders	0.24	(0.02)	0.39	(0.03)
Weighted average shares used to compute GAAP and adjusted diluted net income (loss) per share attributable to shareholders(1)	1,295,830,188	1,269,425,226	1,294,719,426	1,263,885,372
(1) As the adjustments to GAAP net loss per share for the nine months ended September 30, 2023 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net income (loss) have been adjusted to reflect the effect of dilutive securities.

Free Cash Flow Reconciliation
The following table illustrates how free cash flow is calculated in this press release:

	Three months ended
	September 30, 2023	September 30, 2022
	$	$
	(in millions)
Net cash provided by (used in) operating activities	278	(134)
less: capital expenditures(1)	(2)	(14)
Free cash flow	276	(148)
Revenue	1,714	1,366
Free cash flow margin	16%	(11)%
(1) Capital expenditures is equivalent to the amount included in "acquisition of property and equipment" on our Condensed Consolidated Statement of Cash Flows for the reported period.

Financial Performance Constant Currency Analysis
The following table converts our GMV, revenues, gross profit and (loss) income from operations using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Adjusted gross profit and adjusted operating income/loss are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

	Three months ended September 30,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2022 As Reported (GAAP, excl. GMV)	$46,159	$1,366	$377	$989	$662	$(346)
2022 As Adjusted	$46,159	$1,366	$377	$989	$681	$(47)
2023 As Reported (GAAP, excl. GMV)	$56,205	$1,714	$486	$1,228	$901	$122
2023 As Adjusted	$56,205	$1,714	$486	$1,228	$905	$271
Percentage Change Y/Y (GAAP, excl. GMV)	22%	25%	29%	24%	36%	(135)%
Percentage Change Y/Y (As Adjusted)	22%	25%	29%	24%	33%	(677)%
Constant Currency Impact	$492	$6	$2	$4	$4	$7
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	21%	25%	28%	24%	35%	(133)%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	21%	25%	28%	24%	32%	(662)%

Q3 Key Performance Indicators
The following represents a summary of our Q3 key performance indicators, along with period-over-period changes:

	Three months ended		2023 vs. 2022
	September 30, 2023	September 30, 2022	% Change / Change (bps)
	(in millions, except percentages)
GMV	$56,205	$46,159	22%
GPV	$32,763	$24,964	31%
GPV as a % of GMV	58%	54%	420 bps
MRR	$141	$107	32%
Shopify Plus MRR as a % of total MRR	31%	33%	(150) bps
Revenue	$1,714	$1,366	25%
Attach Rate(1)	3.05%	2.96%	9 bps
(1) Attach rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants.